China Pharma Holdings, Inc.
Second Floor, No. 17, Jinpan Road
Haikou, Hainan Province, China 570216

February 13, 2012

VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop: 3561
Washington, D.C. 20549
Attention:  Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	China Pharma Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 3, 2011 and Amended March 17, 2011
Form 10-Q for the Period Ended March 31, 2011
Filed May 10, 2011
File No. 001-34471

Dear Mr. Rosenberg:

China Pharma Holdings, Inc., a Delaware corporation (the “Company”), is in receipt of the verbal comments the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided telephonically on February 2, 2012 and February 6, 2012 (the “Comments”) to the Company, with respect to the subject filings.  We hereby file via EDGAR our response to the Comments. Capitalized terms contained in the Company’s responses not otherwise defined herein shall have the meaning ascribed to them in Company’s Annual Report on Form 10-K for the year ended December 31, 2010, as amended (the “Form 10-K”).

Comments from the Staff on February 2, 2012:

1	Tell us what the costs incurred represent.

Response:    Both Comment 1 and Comment 4 are asking about the nature of the contracts between the Company and the laboratories from whom we buy the generic drugs. To answer this question, we firstly should provide some background information. First of all, the Company owns and operates a production facility, and we sell the products that we manufacture to independent distributors who in turn sell them to hospitals. Our business model is to buy finished generic drug formulas from laboratories and then produce and market the drugs. Since the laboratories are not eligible to apply for SFDA production approval, they usually collaborate with a production facility (such as our company) and apply for the production approval in the name of the manufacturer. This collaboration to complete the final step (which the labs cannot do by themselves) is essentially represented by the contract between the Company and the laboratories. The Company buys the final product which is the production approval from the SFDA, but the laboratory has to complete the SFDA process from the point of the contract. If this objective is not met, then the laboratories must refund any funds that the Company has advanced to the labs.

Essentially, the laboratories provide the Company with (1) the finished and tested product which includes the medical formula and production process know-how, plus (2) the service of handling any additional procedural steps required by the SFDA in order to obtain the production approval. As described earlier, the SFDA mandates that certain clinical trials be conducted as part of the production approval process. While to an outside observer the phrase “clinical trial” seems to positively imply that the contracts with the laboratories are research and development expenditures (which would also imply significant chance of failure), the reality is that for the generic drugs that we contract for, the clinical trials are much less rigorous in nature, and we view this as a mere formality in the process. To the laboratories, the outcome of the whole process is very certain, including the clinical trials, therefore they are very comfortable to guarantee the result with a refund if the final objective is not met. There is no risk for the Company regardless the outcome of this clinical trial.

2
Did the Company purchase a medical formula that has not been approved and contract for services to get the drug approved by the SFDA?  What is the formula purchased by the Company? Can anyone get the formula from such expired patent or proprietary information?

Response:   Yes, it is true that when the Company entered into contracts to purchase the medical formulas, no SFDA production approval had been obtained.  However, a manufacturer in China is not able to find a medical formula that has obtained production approval right from laboratories because in China, a drug can only be sold to hospitals after it obtains a production approval from the SFDA. Since the laboratories do not have production facilities, they cannot even apply to the SFDA for a production approval for any drugs. The Company has the production facilities and thus is eligible to apply for production approvals for drugs. Therefore the Company enters into contracts with the laboratories so that the laboratories can complete necessary final and SFDA procedural steps. As described further in response one, the formula relates to the generic version of an expired patented product, and any laboratory that has the expertise could obtain the formula.

3	Has the Company purchased any medical formula already approved by the SFDA?

Response:     No, the Company has never purchased any medical formulas already approved by the SFDA because the formulas are all purchased from laboratories in China.

4	What are the services the labs are providing?

Response:     Please refer to the response to Comment 1.

5	Are the services provided equivalent to obtaining bio-equivalency in the U.S.?

Response:     We do not believe the services provided by the laboratories to the Company are equivalent to obtaining bio-equivalency in the U.S.  Instead, services provided or to be provided by the laboratories pursuant to the contracts are for the purpose of complying with the procedures designated by the SFDA.

6	Once completed the clinical studies, are the approvals of the facilities required to receive SFDA approval?

Response:    No.  Since the Company’s facility is a GMP certified manufacture, there is no further approval required for each specific drug formula.

7	Clarify why costs incurred do not meet paragraphs 9c and 9d of FAS 2.

Response:     At the time when the Company enters into a contract with the laboratories on a generic drug, all conceptual formulation, design and testing of the generic drug had been established and completed. The SFDA mandated clinical trials that the laboratories conduct with third parties on behalf of the Company are more procedural in nature. These trials are much less rigorous compared to a US style clinical trial. As such, the laboratories are very certain that obtaining the final production approval is a matter of pushing through the SFDA process, and they demonstrate this confidence by giving us the refund provision should the drug fail to obtain the SFDA production approval.

8
It appears that the costs incurred to purchase medical formulas are in-process research and development costs since they are for the purpose of research and development activities that have not received approval for the sale and do not have alternative future uses. Clarify your understanding that the formulas do not have an alternative future use as identifiable research and development activities that will be used in a medical facility in the future.

Response:     No, the medical formulas do not have alternative future uses other than through a sale to a third party  because the production approval for a drug is only applicable for the specific production line that the original approval was given. Under such circumstances, the Company purchases these generic drugs by collaborating with laboratories that already have done the technical and testing work but needs a manufacturing company to file for the production approval. However, as stated earlier, we believe that the cost incurred by the Company are not in-process research and development cost.

9	Tell us the nature of the refund right and provide a copy of the contract with the refund right.

Response:     The refund right is present in our contracts with laboratories because the objective of the contracts is to obtain the SFDA production approval for the drug in question. If the result is not obtained and this objective is not met, then we get a refund. If the SFDA finds the application lacking for whatever reason and sends us an official denial letter, the Company can start the refund request process immediately. Overall, the refund right puts the obligation onto the laboratories and to provide a transaction certainty for the Company.  We are supplementally providing copies of the contracts with the refund right in paper form, with a request that the Staff return the materials when the review is complete pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, as amended.

10	In reference to comment 2 above, provide a copy of the contracts to purchase medical formulas.

Response:     We are supplementally providing copies of the contracts with a request that the Staff return the materials when the review is complete pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, as amended.

11	We understand that a denial letter from the SFDA triggers the refund right. Tell us if there is any way the laboratory can prevent the letter from being issued by the SFDA or the timing of the letter.

Response:     The laboratory cannot prevent an SFDA denial letter from being issued and the laboratories cannot unreasonably delay the whole process. The Company is the primary applicant for the production approval, and therefore all official communications from the SFDA will be addressed to the Company. If a laboratory, for whatever reason, stalls the progress of the SFDA process by not providing material or documents required by the SFDA, the Company will intervene when it senses any irregularities in the process since the Company is given a time table of the project.  The Company actively monitors the progress of various steps,  and if the laboratory still refuses to make progress then this is equivalent to the laboratory voluntarily breaking the contract and thus must refund all funds advanced to the lab by the Company per the contract.

12	Please tell us if there are any other circumstances that could cause the denial letter not to be issued.

Response:     The Company’s management is not aware of any other circumstances or events that could cause the denial letter not to be issued.

13	Who is the primary contact person with the SFDA (is it the Company or the laboratory)? And who would the SFDA call if they had questions on the approval process?

Response:     The Company is the official applicant for the production approval of the product, and therefore the primary contact person is the Company.  The SFDA will contact the Company if they have questions on the approval process.

14
If the costs incurred to purchase the medical formula and services to get the generic approval by the SFDA were classified as an asset and the [fair value of the] drug was less than the carrying value of the drug at the end of the process, is there a make-whole or guarantee by the laboratory?

Response:     No, there are no make-whole guarantees by the laboratories in our contracts.  The Company is at risk for any declines in the values of the drugs.

15	If the refund right is triggered by the terms of the contract, does the laboratory have the ability to repay the contract?

Response:     Yes.  The laboratories that we have contracts with are all well known labs with high quality research scientists and stellar reputations. When we enter into contracts with laboratories, we consider and evaluate factors such as the number of active projects, stable scientific technical staff, strong research capabilities and strong financial capacity. While these institutions are mostly non-public, some of them are quite large, with many research scientists and active research projects. For example, a typical laboratory that we have contracts with is Guangzhou Bo Ji Medical Biotechnology Co., Ltd, which has over 250 technical staff members working on various product areas. Over time they have generated over 20 original researched products, have filed 11 patent applications with four patents granted. This laboratory provides technology transfer services for us and for other clients and it has worked on over 300 new drug research projects for various domestic and international clients. It has also helped pharmaceutical manufacturers commercialize over 50 technology results. This is just one of the laboratories that are currently providing services to obtain SFDA production approval for us. As a result of our analysis of these laboratories, we are confident that they each have the financial strength to refund the payments made under the contracts should SFDA production approval be denied.

16	Please refer to the response to comment 3, second bullet point. Please confirm that you do not acquire any medical formulas with SFDA approval, such that ASC 350-30-50-1a3 is not applicable.

Response:     We confirm that the Company has not purchased any medical formulas that have already received SFDA approval at the date the contract was entered into with the laboratory. Again, it would be impossible for the laboratory to obtain a production certificate without having identified the required production facility. Accordingly, the disclosures under ASC 350-30-50-1a3 are not applicable to this category of intangible assets because none have been or could be acquired.

Comments from the Staff on February 6, 2012:

1.	Provide copies of the contracts and amendments thereto and state the dates of any amendments.

Response:     We are supplementally providing copies of the contracts and amendments thereto with a request that the Staff return the materials when the review is complete pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, as amended.

2.
Provide an accounting analysis with reference to authoritative literature for the refund right and whether it changes the requirement to expense medical formulas and services as research and development. Identify all alternative accounting methods and explain why each is appropriate or not. Include a discussion of the following alternatives:

a.	Research and development costs should be expensed with the recognition of a contingent gain.

b.	Recognize costs paid as a prepaid expense and recognize the related expense over the estimated contract period.

c.	Record payments made as an advance or a deposit, capitalize the resulting approved formula when received as an intangible asset and amortize that cost over its estimated useful live.

State how the refund right would be accounted for under the second and third options.

Response:     Among the three accounting treatment alternatives, the Company takes the position that Alternative C, i.e., the recognition of the payments under the contracts with the laboratories as an advance, capitalize the resulting approved formula when received as an intangible asset and amortize that cost over its estimated useful live is the appropriate accounting treatment.  Therefore, our analysis starts from Alternative C below.

Alternative C: Record Payments Made as an Advance or a Deposit, Capitalize the Resulting Approved Formula When Received as an Intangible Asset and Amortize that Cost over Its Estimated Useful Live

Loan or Advance to Other Parties:  ACS 730-20-25-11 states, “If repayment to the entity of any loan or advance by the entity to the other parties depends solely on the results of the research and development having future economic benefit, the loan or advance shall be accounted for as costs incurred by the entity. The costs shall be charged to research and development expense unless the loan or advance to the other parties can be identified as relating to some other activity, for example, marketing or advertising, in which case the costs shall be accounted for according to their nature.”  In our case,  the Company’s contracts with the laboratories each contain a refund right, requiring that should the SFDA issue a denial letter, the laboratory is required to refund all of the payments made to the laboratory for the medical formula. Alternately, at the Company’s option, the Company can apply the refund amount to another medical formula.  Since the contracts specify that the payments are refundable if the laboratory fails to obtain SFDA production approval, the refund is not solely dependent upon the results of the research and development having future economic benefit, therefore ACS 730-20-25-11 is apparently not applicable to the Company’s facts pattern.

Certain Nonrefundable Advance Payments that Should be Capitalized: ACS 730-20-25-13 states, “Nonrefundable advance payments for goods or services that have the characteristics that will be used or rendered for future research and development activities pursuant to an executory contractual arrangement shall be deferred and capitalized. The guidance in this paragraph does not apply to refundable advance payments for future research and development activities. An entity shall not apply the guidance in this paragraph by analogy to other types of advance payments.” Since the payments made to the laboratories are refundable advance payments, this accounting standard does not apply. However, the Company has concluded that if it is appropriate to defer and capitalize nonrefundable advance payments, then it would certainly be appropriate to defer and capitalize refundable advance payments when those refundable payments are not for future research and development activities.

Throughout the world and especially in China, it is common practice for a customer to make advances to suppliers of goods or services. For example, a customer is often required to make an advance or a deposit to a manufacturer towards the manufacturer’s production and delivery of a product to the customer. There are many examples of public companies, including Chinese companies, presenting advances to suppliers as an asset on their financial statements. In fact, it would be inappropriate for a company to combine advances to suppliers with inventory, property and equipment or other assets since the advances are loans to the suppliers that would be required to be repaid to the customer should the suppliers not perform under the terms of the purchase arrangements.

Classification of the payments from being an advance to being inventory, property and equipment or another asset would not be appropriate during the period the supplier is performing under the contract because the customer continues to have the right to receive a refund until the supplier fulfills its obligation. This accounting treatment would not be different should the supplier not perform or should the supplier perform but fail to deliver the goods or services under the specifications under the contract.

In the Company’s situation, the payments to the laboratories are not specified as advances in the contracts, but as payments at the beginning and at certain times during the contracts for the medical formula and for obtaining SFDA production approval. Each contract includes the condition that the laboratory must obtain SFDA production approval or must refund all of the payments made by the Company. This condition causes the payments to be equivalent to advances, as discussed above, because the payments are refundable no matter what causes the laboratories to be unable to obtain SFDA production approval of the medical formula. In other words, if the laboratory fails to perform or performs but fails to obtain the production approval, in either case, the laboratory has to refund the payments to the Company.

As stated above in the responses to comments 11 and 12, the labs cannot delay the process as the whole timeframe of the procedure is monitored by the Company; the performance of the contract is based on a timetable delivered by the labs to the Company at the time of the entry into the contract.  As such the payments are appropriately classified as an advance during the contract period. The Company is not aware of any circumstances whereby the laboratories could intervene and withhold the denial letter from the Company should the SFDA decide not to grant the production approval.

Now, we turn back to Alternatives A and B:

Alternative A: Research and Development Costs Should Be Expensed with the Recognition of a Contingent Gain

Payments to laboratories could be expensed as research and development costs as paid; however, this analysis is not meant to be a discussion of whether the services provided by the laboratories are research and development costs or are the purchase of an intangible asset, as that issue is discussed in the responses earlier in this letter. Instead, the analysis below discusses the effects of the refund right under the scenario that the payments to the laboratories are expensed as research and development costs.

ACS 730-10- 05-2 and -3 states, “At the time most research and development costs are incurred, the future benefits are at best uncertain. In other words, there is no indication that an economic resource has been created. Moreover, even if at some point in the progress of an individual research and development project the expectation of future benefits becomes sufficiently high to indicate that an economic resource has been created, the question remains whether that resource should be recognized as an asset for financial accounting purposes. Although future benefits from a particular research and development project may be foreseen, they generally cannot be measured with a reasonable degree of certainty. There is normally little, if any, direct relationship between the amount of current research and development expenditures and the amount of resultant future benefits to the entity. Research and development costs therefore fail to satisfy the suggested measurability test for accounting recognition as an asset.

 “Also, there is often a high degree of uncertainty about whether research and development expenditures will provide any future benefits. Thus, even an indirect cause and effect relationship can seldom be demonstrated. Because there is generally no direct or even indirect basis for relating costs to revenues, the principles of associating cause and effect and systematic and rational allocation cannot be applied to recognize research and development costs as expenses. That is, the notion of matching, when used to refer to the process of recognizing costs as expenses on any sort of cause and effect basis, cannot be applied to research and development costs. The general lack of discernible future benefits at the time the costs are incurred indicates that the immediate recognition principle of expense recognition should apply.”

The above two paragraphs discuss that the risks related to research and development expenditures cause uncertainty as to the realization of the future benefits; however, the Company’s contracts with the laboratories contain certainty that the Company will either receive the future benefits from the known medical formulas, because the SFDA issues the production approvals, or the laboratories must refund the payments to the Company. Therefore the existence of the refund right changes the proper accounting treatment from expensing the payments as research and development costs to recognizing an advance or a loan to the laboratories. Then when the production approval for the medical formula is issued, the advance is appropriately reclassified to an intangible asset, as it qualifies as an intangible asset at that date under ASC 350, and the cost of the intangible asset is amortized over its estimated useful live under the guidance of ASC 350.

Expensing the payments as research and development costs and recognizing a gain if a laboratory must refund the payments is not an acceptable accounting treatment for refundable payments for goods or services. For example, advances to a supplier toward the purchase of inventory do not result in the recognition of a gain if the supplier fails to deliver the product. Instead, the payments are recognized as advances, the inventory is recognized when received, and the advances are reduced if the supplier fails to deliver the product and refunds the payments. See ACS 310 and 330.

ACS 310-10-25 discusses guidance for determining whether a lender should account for an acquisition, development, and construction arrangement as a loan or as an investment in real estate or a joint venture. That guidance indicates that if the lender is expected to receive over 50 percent of the expected residual profit from the project, the lender should account for income or loss from the arrangement as a real estate investment and indicates that the arrangement should be recognized as a loan if the lender is expected to receive 50 percent or less of the expected residual profit from the project. In applying that guidance to the payments to the laboratories, the Company does not have a risk or a reward if the production approval is not given by the SFDA. The Company is indifferent because of the refund right. Therefore this guidance would support recognizing the payments as an advance rather than as research and development costs.

Alternative B: Recognize Costs Paid as a Prepaid Expense and Recognize the Related Expense over the Estimated Contract Period

Should the payments to the laboratories be determined to be research and development costs rather than an advance, this alternative would be more appropriate under current accounting standards if the medical product had an alternative future use. If not, the payments should be expensed as incurred under ACS 730.  The effect of the refund right would be the same as discussed under Alternative A, above.

To conclude, for all of the reasons and accounting guidance cited above, the recognition of the payments under the contracts with the laboratories as an advance is the appropriate accounting. Then capitalizing the resulting approved formula when it is received from the laboratories is also justified by the fact that it qualifies as an intangible asset at that date under ASC 350. The cost of the intangible asset is then appropriately amortized over its estimated useful live under the guidance of ASC 350.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the subject filings.  We further acknowledge that Staff comments or changes to disclosure in response to Staff comments in the subject filings do not foreclose the Commission from taking any action with respect to subject filings, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Frank Waung___________________
Frank Waung
Chief Financial Officer